

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 17, 2006

Mr. Stephen K. Onody, CEO
Lifeline Therapeutics, Inc.
6400 South Fiddler`s Green Circle
Suite 1970
Englewood, Colorado 80111

**Re: Lifeline Therapeutics, Inc.
          Form SB-2 File No. 333-126288
          June 30, 2005 Form 10-KSB File No. 0-30489**

Dear Mr. Onody:

We have reviewed your letter filed July 20, 2006 and have the following comments. Please provide the requested information in an EDGAR correspondence. We may have further comments after reviewing this information.

1. With respect to each of the following transactions please tell us whether related parties were involved and if so, describe the relationship with the related party and what percentage of the total consideration received was from a related party.

    - The $2.9 million of 10% bridge notes, convertible into common stock at $2 per share, issued between January and March of 2005. The March 31, 2005 Form 10-QSB states that the $60,000 of these securities was issued to related parties.
    - The $2.7 million private placement of warrants and common stock, at $2 per share, on April 18, 2005.
    - The $2.3 million private placement of warrants and common stock, at $2 per share, on May 18, 2005.

2. With respect to the above three transactions, please describe for us how the restrictions on resale differ from the resale restrictions attached to the 1 million shares issued March 10, 2005 to Mr. Barber. The March 10, 2005 Settlement and Release Agreement appears to suggest that the securities issued to Mr. Barber have materially different restrictions.

3. On March 10, 2005 you acquired the remaining minority shareholder interest in Lifeline Nutraceuticals by issuing 1,000,000 shares of your common stock. We note that you allocated the entire purchase consideration to goodwill. It is unclear to us why you did not allocate a portion of the purchase price to the other intangible assets as required by paragraph 37 of SFAS 141. In this regard, we note the discussion of intellectual property rights on page 8 of the Form SB-2 filed June 30, 2005. Given that Protandim sales commenced March 2005, it would appear that a substantial allocation should be made to the acquired interest in the product. Exhibit A to your May 26, 2006 letter also identifies "Intellectual Property in the form of patent applications…owned by Lifeline Nutraceuticals" as the number one reason that the minority interest was acquired. This asset must be separately valued pursuant to paragraphs 39 and A14e of SFAS 141. Paragraph A14 of SFAS 141 also lists other examples of intangible assets that meet the criteria for recognition apart from goodwill.

4. We note the Settlement and Release Agreement included as exhibit 10.1 to your Form 8-K filed March 14, 2005. Part I.G. of the contract specifically states that the settlement addressed the parties "desire to avoid the uncertainty, time, and expense of litigating their dispute". Consequently, part of the consideration must be allocated to the legal settlement. This allocation should approximate the difference between the fair value of the 1 million shares and the equivalent fair value of the acquired business as determined by your independent valuation specialist. Page 17 of the Quist valuation report documents their conclusion that the fair value of Lifeline was $36 million which, in light of the 18,111,064 shares outstanding on March 31, 2005, equates to $2 per share. Based on management's $5.31 fair value estimate, the portion allocable to the acquired minority interest would be $2 per share and the portion allocable to the legal settlement would be the remainder ($3.31 per share). Given the specific language in the settlement agreement, it appears inappropriate that legal expense was not recognized.

5. Your letter states that the $5.31 fair value estimate was calculated by applying a 25% marketability (thinly traded) discount to a 108 day weighted average OTC:BB price. The use of a 108 day average does not conform to the requirement in paragraph 22 of SFAS 141 that fair value be determined based on stock prices a few days before and after the acquisition. See also paragraph 4 of EITF 99-12. Further, you have not provided objective and verifiable evidence to support the

25% marketability discount. It is not sufficient to simply cite the average marketability discount used by an investment specialist or to highlight that the amount of the discount used falls within a broad range published in an academic study. In evaluating a marketability discount, it is important to address the duration of any restrictions, the volatility of the underlying stock, and any other specific, objective, and verifiable evidence. The guidance in footnote 2 of SFAS 115 contains guidance that may be applicable regarding the use of discounts for restricted stock. Specifically a security is generally not considered materially restricted if the securities in question can be reasonably expected to qualify for sale within one year. Please revise your fair value calculation to comply with the applicable guidance.

6. Based on the Company's OTC:BB prices between January and March 2005, it does not appear that the beneficial conversion feature on the convertible bridge notes was properly valued. Specifically, it appears that the as-converted value of the stock underlying the securities substantially exceeded the proceeds received as well as the face value of the notes. Please provide us with an analysis that clearly demonstrates your compliance with the applicable GAAP i.e. EITF 98-5, EITF 00-27, and/or SFAS 133.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding these comments. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long,
Assistant Director

cc: Alan Talesnick, Esq.
 Jon Ploetz, Esq.
 (303) 894-9239